FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ F. George Orr
George OrR
CFO
Date: October 15, 2008

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Company
 MegaWest Energy Corp. (the "Company")
 Suite 800, 926 – 5th Avenue S.W.
 Calgary, Alberta, Canada  T2P 0N7

Item 2.                    Date of Material Change(s)

October 14, 2008

Item 3.                    News Release
The Company’s news release dated October 14, 2008 was disseminated by Market Wire on October 14, 2008

Item 4.                    Summary of Material Change

MegaWest’s specialists have established sufficient production from the Upper Warner sandstone at the Marmaton River Project to commence oil sales.  The reservoir is responding to the injection of steam (announced March 25, 2008) as predicted and oil production has started to ramp up towards the target rate of 400 to 500 barrels per day.  It is expected that this rate will be achieved before year end. Drilling of the second phase of wells at the Marmaton River Project has been approved and should commence in the third calendar quarter.  This will ensure sustained production capacity at this project.  MegaWest expects to receive field-gate pricing of between 75% and 80% of posted West Texas Intermediate (WTI) price.

Construction of the second project in this area at Grassy Creek is proceeding on schedule and on budget.  Steam injection should commence at Grassy Creek early in the fourth quarter. These two projects will give MegaWest 1000 barrels per day of production capacity with project lives on the order of 20 years.

MegaWest continues to build its inventory of lands with potential for commercial development and now holds 100% working interest on over 15,000 acres of leases in this area.

Item 5.                    Full Description of Material Change

5.1           Full Description of Material Change
See attached News Release.
5.2           Disclosure for Restructuring Transactions
Not Applicable.

Item 6.                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.                    Omitted Information

Not Applicable.

Item 8.                    Executive Officer

For further information, please contact Kelly Sledz, Vice-President, Finance of the Company, at (604) 606-7979.

Item 9.                    Date of Report

This report is dated October 14, 2008

        -  -

NEWS RELEASE

MegaWest Provides Operational Update

Calgary, Alberta; October 14, 2008 (OTC BB: MGWSF) (Cusip: #585168 107) – MegaWest Energy Corp, (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus in North American heavy oil, is pleased to provide the following operational update.

Missouri

MegaWest has increased its Missouri lease holdings to now include a 100 percent interest in over 33,400 gross unproved acres of land.  The Company has so far drilled 51 exploration/delineation wells with an 86% success rate and completed 120 development wells with a 100% success rate.
Phase I of the Marmaton River commercial steam drive project includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres. First oil sales from the project occurred in August 2008 and the project is producing approximately 50 barrels of oil per day as the steamflood ramps up towards its target of 500 barrels of oil per day. The drilling and tie-in of the 10 injection wells and 24 production wells on approximately 10 additional adjacent acres for the Marmaton River Phase II expansion is nearing completion. This will bring the developed producing acreage to a total of 20 acres on this project supporting the ramp towards target production while extending the target production timeframe.  Steam injection into the Phase II wells is expected to commence in early November 2008.

The Company has completed construction on budget and on schedule of its second project, Grassy Creek Phase I, comprising 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 19 acres. This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Commissioning is complete and steam pre-heat operations are scheduled to commence on October 15, 2008.  Production is expected to ramp up over the next 6 to 9 months towards the target capacity of 500 barrels of oil per day.

It is anticipated that each of these projects will develop 250 to 300 acres of leases over its 25 to 30 year project life. Additional drilling phases on each of these projects will be necessary to maintain target production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

Kentucky

MegaWest has drilled eight exploration wells at various strategic locations on its 36,000 acres of leases in Kentucky.  This drilling program confirmed the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project with a throughput capacity of 500 barrels of oil production per day has been designed for this location.  Purchasing and manufacture of long lead items is nearly complete and permits have been submitted. The Company is awaiting final regulatory approvals on this commercial steam drive project before proceeding with further capital expenditures on site.  This approval is expected in early 2009.

The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,300 acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest. Two wells have recently been drilled and logged and the operator is proceeding with plans to fracture and rate test these wells.

Montana

The Montana lease holdings include 42,650 gross unproved acres in Montana covering the Company’s Teton, Loma and Devils Basin prospects.

Acquisition and processing of new 2-D seismic over the existing Teton and Loma prospects has recently been completed. Interpretation is now underway which may lead to the drilling of a number of wells to test these prospects. At Teton, MegaWest is targeting a heavy oil reservoir, which could ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

The Devils Basin acreage includes demonstrated light oil production from the Heath Shale from vertical wells. Purchased trade seismic data has been reprocessed and will be used to identify prospective drill locations. MegaWest plans to test the prospect with a horizontal well.

The Company’s Chairman and CEO, George Stapleton stated, “MegaWest has made continued progress in advancing each of our core project areas towards commercial production. We are especially pleased to have 1,000 barrels of oil per day of production capacity installed and now operating in Missouri. As production ramps towards target levels, we expect to begin to realize the value of these assets for our shareholders. The Company intends to focus currently available funds to increasing production from these projects in order to generate increasing levels of cash flow that will fund further development in each of our core areas.”
MegaWest is continuing to execute its business plan to add shareholder value.  MegaWest seeks to prove up significant resources and achieve early production from its heavy oil properties. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest’s strategy for growth is underpinned by three converging market factors; the need for security of energy supply in North America, the current world oil price, and the new technical developments in commercial thermal recovery of heavy oil.

FOR FURTHER INFORMATION PLEASE CONTACT:

George T. Stapleton, II, CEO R. William (Bill) Thornton, President and COO Kelly Sledz, Vice President Finance Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Telephone: 403.984.6342 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Nancy Tamosaitis, Public Relations Vorticom Inc. Telephone: 1.212.532.2208 Email: nancyt@vorticom.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production and cash flows.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, (a) the lack of additional financing and capital to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of the Company’s Missouri, Kentucky and Montana prospects; and (i) operational risks in exploration and geological, development and production, including those related to the Company’s Missouri, Kentucky and Montana prospects.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct. The forward-looking statements contained in this press release are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.